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                      STRADLEY, RONON, STEVENS & YOUNG, LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 564-8000
                            Facsimile: (215) 564-8120



                                                                   March 9, 2006





VIA EDGAR TRANSMISSION
----------------------

Sara D. Kalin, Branch Chief--Legal
Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549



                  Re: Pre-Effective Amendment No. 2 to Registration Statement on Form S-3, File No. 333-129704
                         -------------------------------------------------------

Dear Ms. Kalin,

         On behalf of Popular ABS, Inc. (the "DEPOSITOR"), we are filing with the Securities and Exchange Commission (the "COMMISSION") Pre-Effective Amendment No. 2 (the "AMENDMENT") to the Depositor's Registration Statement on Form S-3, File No. 333-129704 (the "REGISTRATION STATEMENT"). We are also delivering to the Staff via e-mail a courtesy copy of the Amendment marked to show changes from Pre-Effective Amendment No. 1 to the Registration Statement.

         On behalf of the Depositor, set forth below are responses to the Staff's comment letter dated March 2, 2006 (the "COMMENT LETTER"). The paragraph numbers correspond to the order in which the comments are presented in the Comment Letter and page references are to the courtesy copies of the Amendment delivered to the Staff. In addition, each term defined in the Registration Statement and used in this letter has the meaning ascribed to it in the Registration Statement.

         1. The Depositor notes the Staff's comment and confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

         2. The brackets around the disclosure relating to non-performing loans were generated by the redlining program used to create the courtesy copies provided to the Staff. The Depositor directs the Staff to page S-29 in the form of prospectus supplement. The Depositor confirms that no non-performing assets will be included in the asset pool of any issuing entity.


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         3.       The Depositor has addressed the Staff's comment by revising the disclosure in the base prospectus (pp. 35-37). The Depositor confirms that all indices used in a takedown will be indices used in debt transactions.

         4. The Depositor confirms that any cross-collateralization features would relate to separate groups of assets within the same issuing entity and the Depositor does not intend to use cross-collateralization with respect to assets of two separate issuing entities. The Depositor has revised the disclosure in the base prospectus accordingly (p. 43).

         5. The Depositor confirms that the derivatives used in all takedowns will be limited to interest rate or currency derivatives.

         6. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (pp. S-8-9).

         We have been advised by the Depositor that it intends to request acceleration of effectiveness of the Registration Statement as soon as the Staff has completed its review thereof. Accordingly, the Staff's cooperation in reviewing this response as soon as possible would be greatly appreciated.

         If you have any questions or require any additional information with respect to the Amendment or any other matter relating to this filing, please telephone the undersigned at 215-564-8090.

                                              Very truly yours,

                                              /s/ David H. Joseph

                                              David H. Joseph


cc:      James H. Jenkins


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